SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

THROUGH MARCH 07, 2003

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos , Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CORPORATE EVENTS AGENDA

Company Information
Name	Brasil Telecom Participações S.A.
Headquarters Address	SIA/Sul – ASP – Lote D, Bloco B – Brasília, DF, Brazil
Website	www.brasiltelecom.com.br
Investor Relations Officer	Name: Paulo Pedrão Rio Branco E-mail: paulopedrao@brasiltelecom.com.br Phone #: (5561) 415-1440 Fax #: (5561) 415-1593
Newspapers for Company Releases	Gazeta Mercantil (edição nacional) Correio Braziliense (Brasília) Diário Oficial da União

Annual Financial Statements, including MD&A, relative to December 31, 2002.
Event	Date
Filing with Bovespa	03/21/2003
Publishing in newspapers	03/21/2003
Filing with Bovespa	03/21/2003

Annual Financial Statements to CVM – DFP, relative to December 31, 2002.
Event	Date
Filing with Bovespa	03/31/2003

Annual Information to CVM – IAN, relative to December 31, 2002.
Event	Date
Filing with Bovespa	05/23/2003

Quarterly Information to CVM – ITR
Event	Date
Filing with Bovespa • First quarter 2003 • Second quarter 2003 • Third quarter 2003	05/15/2003 08/14/2003 11/14/2003

General Shareholders’ Meeting
Event	Date
Publishing of Summons Notice Gazeta Mercantil (national edition) Correio Braziliense Diário Oficial da União	April 08, 09 and 10 April 08, 09 and 10 April 08, 09 and 10
Filing of Summons Notice with Bovespa	04/08/2003
General Shareholders’ Meeting	04/23/2003
Filing of the main deliberations with Bovespa	04/23/2003
Filing of the minutes with Bovespa	04/23/2003

Extraordinary Shareholders’ Meetings already scheduled
Event	Date
Publishing of Summons Notice Gazeta Mercantil (national edition) Correio Braziliense Diário Oficial da União	April 08, 09 and 10 April 08, 09 and 10 April 08, 09 and 10
Filing of Summons Notice with Bovespa	04/08/2003
General Shareholders’ Meeting	04/23/2003
Filing of the main deliberations with Bovespa	04/23/2003
Filing of the minutes with Bovespa	04/23/2003

Public meeting with analysts
Event	Date
Brazilian Association of Capital Markets Analysts – ABAMEC	08/12/2003

Board of Directors’ Meetings already scheduled
Event	Date
Date of the meeting	-
Filing of the main deliberations with Bovespa	-
Filing of the minutes with Bovespa	-

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

  Date:       March 07, 2003

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/s/ Paulo Pedrão Rio Branco

	Name:	Paulo Pedrão Rio Branco
	Title:	Financial Executive Officer